UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three-month period ended March 31, 2013 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in

2

these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
Name: Juan Manuel Parada
Title: Chief Financial Officer

Date: May 31, 2013

-Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of financial position

Assets	Note	As of March 31, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current assets
Cash and cash equivalents		149,232,714	237,720,805
Other financial assets, current	5	78,670,490	68,166,868
Other non-financial assets, current		15,433,319	9,991,791
Trade receivables and other receivables	6	992,283,914	1,060,332,866
Receivables from related entities, current		715,068	323,624
Inventory	8	925,991,373	922,956,888
Current tax assets		38,146,470	31,269,885

Total current assets		2,200,473,348	2,330,762,727

Non-current assets
Other financial assets, non-current	5	37,385,386	41,007,224
Other non-financial assets, non-current		37,649,006	38,268,125
Trade receivable and other receivables, non-current	6	147,264,776	142,306,161
Equity method investment		43,214,114	42,272,108
Intangible assets other than goodwill	9	539,106,029	544,511,965
Goodwill	9	1,780,561,415	1,827,483,694
Property, plant and equipment	10	2,949,344,239	2,977,837,830
Investment property		1,473,487,351	1,471,343,789
Non-current tax assente	11	9,039,454	4,825,534
Deferred income tax assets		269,355,005	253,380,436

Total non-current assets		7,286,406,775	7,343,236,866

Total assets		9,486,880,123	9,673,999,593

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of financial position

Net equity and liabilities	Note	As of March 31, 2013	As of December 31, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	12	555,030,985	1,179,131,616
Trade payables and other payables		1,673,843,304	1,902,395,915
Payables to related entities, current		813,452	974,469
Provisions and other liabilities	13	41,759,309	22,623,763
Current income tax liabilities		37,111,626	46,798,474
Current provision for employee benefits		68,982,873	78,799,860
Other non-financial liabilities, current		84,415,319	84,316,560

Total current liabilities		2,461,956,868	3,315,040,657

Non-current liabilities
Other financial liabilities,	12	2,311,812,469	2,359,500,539
Trade accounts payables		7,703,732	7,410,802
Provisions and other liabilities	13	112,613,775	111,321,038
Deferred income tax liabilities		396,059,350	397,605,514
Income tax liabilities, non current		9,504,952	—
Other non-financial liabilities, non-current		70,262,044	70,909,299

Total non-current liabilities		2,907,956,322	2,946,747,192

Total liabilities		5,369,913,190	6,261,787,849

Net equity
Paid-in capital	14	2,303,311,763	1,551,811,762
Retained earnings		1,884,176,738	1,866,745,697
Issuance premium		506,321,866	477,341,095
Other reserves		(577,788,670)	(484,364,409)

Net equity attributable to controlling shareholders		4,116,021,697	3,411,534,145

Non-controlling interest		945,236	677,599

Total net equity		4,116,966,933	3,412,211,744

Total net equity and liabilities		9,486,880,123	9,673,999,593

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of income by function

		For the three month period ended March 31,
Statement of integral income	Note	2013	2012
		ThCh$	ThCh$
Revenues from ordinary activities	16	2,468,438,880	2,168,909,061
Cost of sales	15	(1,779,459,777)	(1,566,106,683)

Gross margin		688,979,103	602,802,378

Other income by function	15	16,868,364	22,419,249
Distribution cost	15	(5,321,793)	(4,574,086)
Administrative expenses	15	(534,191,144)	(443,719,937)
Other expenses by function	15	(58,036,502)	(35,597,904)
Other gain (losses), net	15	9,110,677	(8,238,842)
Financial income	15	1,545,566	2,807,718
Financial expenses	15	(69,940,914)	(49,784,305)
(Losses) from indexation	15	(2,842,543)	(8,647,274)
Exchange differences	15	(2,282,531)	6,619,415
Participation in profit or loss of equity method associates		1,355,728	1,099,996

Profit before tax		45,244,005	85,186,408
Income tax charge		(25,038,554)	(28,310,948)

Profit from ongoing operations		20,205,451	56,875,460

Profit attributable to controlling shareholders		20,063,241	54,415,056
Profit attributable to non–controlling shareholders		142,210	2,460,404

Net income		20,205,451	56,875,460

Earnings per share
Basic earnings per share		7.9	24.0
Diluted earnings per share		7.8	23.8

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of comprehensive income by function

	For the three month period ended March 31,
	2013	2012
	ThCh$	ThCh$
Net income	20,205,451	56,875,460
Other comprehensive income and expenses debited or credited in equity
Foreign currency translation adjustments	(98,907,933)	(101,385,265)
Cash flow hedge	6,030,380	10,543,151
Income tax related to cash flow hedge presented in other comprehensive income	(1,206,076)	(1,792,336)

Total other comprehensive income and expense	(94,083,629)	(92,634,450)

Total comprehensive income and expense	(73,878,178)	(35,758,990)

Comprehensive income and expense attributable to controlling shareholders	(74,145,815)	(31,393,204)
Non-controlling shareholders	267,637	(4,365,786)

Total comprehensive income and expense	(73,878,178)	(35,758,990)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of changes in net equity

For the three-months period ended March 31, 2013

			Other reserves
Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2013	1,551,811,762	477,341,095	(462,497,572)	23,315,468	(45,182,305)	(484,364,409)	1,866,745,697	3,411,534,145	677,599	3,412,211,744

Changes in equity
Comprehensive income
Net income							20,063,241	20,063,241	142,210	20,205,451
Other comprehensive income			(99,033,360)	4,824,304	—	(94,209,056)		(94,209,056)	125,427	(94,083,629)

Total Comprehensive income			(99,033,360)	4,824,304	—	(94,209,056)	20,063,241	(74,145,815)	267,637	(73,878,178)

Share issuance	751,500,001	28,980,771					—	780,480,772		780,480,772
Dividends							(2,632,200)	(2,632,200)		(2,632,200)
Stock option					784,795	784,795		784,795		784,795
Decrease due to changes in ownership interest without a loss

Total transactions with of control owners	751,500,001	28,980,771	—	—	784,795	784,795	(2,632,200)	778,633,367	—	778,633,367

Total Changes in equity	751,500,001	28,980,771	(99,033,360)	4,824,304	784,795	(93,424,261)	17,431,041	704,487,552	267,637	704,755,189

Ending balance, as of March 31, 2013	2,303,311,763	506,321,866	(561,530,932)	28,139,772	(44,397,510)	(577,788,670)	1,884,176,738	4,116,021,697	945,236	4,116,966,933

The accompanying notes are an integral part of these unaudited condensed interim onsolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim Consolidated statements of changes in net equity

For the year ended December 31, 2012

			Other reserves
Statement of changes in net equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Other reserves	Total other reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Change in net equity total
Opening balance as of January 1, 2012	927,804,431	477,341,095	(233,050,928)	9,825,606	20,502,844	(202,722,478)	1,672,015,244	2,874,438,292	95,195,912	2,969,634,204

Changes in equity
Comprehensive income
Net income							54,415,056	54,415,056	2,460,404	56,875,460
Other comprehensive income			(94,559,075)	8,750,815	—	(85,808,260)		(85,808,260)	(6,826,190)	(92,634,450)

Total Comprehensive income			(94,559,075)	8,750,815	—	(85,808,260)	54,415,056	(31,393,204)	(4,365,786)	(35,758,990)

Dividends							(11,686,581)	(11,686,581)		(11,686,581)
Stock option					(459,814)	(459,814)		(459,814)		(459,814)
Decrease due to changes in ownership interest without a loss of control					5,902,552	5,902,552	—	5,902,552	(5,986,162)	(83,610)

Total Changes in equity		—	(94,559,075)	8,750,815	5,442,738	(80,365,522)	42,728,475	(37,637,047)	(10,351,948)	(47,988,995)

Ending balance, as of March 31, 2012	927,804,431	477,341,095	(327,610,003)	18,576,421	25,945,582	(283,088,000)	1,714,743,719	2,836,801,245	84,843,964	2,921,645,209

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Unaudited condensed interim consolidated statements of cash flows

	For the three month period ended March 31,
	2013	2012
	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services	3,038,731,234	2,629,715,596
Proceeds from royalties, installments, commissions and other ordinary activities	7,162,251	66,460
Receipts from premiums and claimas, annuities and other Policy benefitsunderwritten	524	20,703
Other operating activity revenue	2,985,146	4,446,947
Types of payments
Payments to suppliers for supply of goods & services	(2,541,177,995)	(2,195,604,135)
Payments to and on behalf of personnel	(301,371,587)	(262,771,841)
Other operating payments	(198,223,133)	(140,462,317)
Net cash flow from operating	8,106,440	35,411,413
Interest paid	(283,092)	(147,633)
Interest received	769,857	270,598
Taxes paid	(19,243,181)	(15,457,699)
Other cash inflows	1,545,135	4,022,279

Net cash flow from operating activities	(9,104,841)	24,098,958

Cash flows from (used in) investment activities
Acquisition of subsidiaries	—	(113,179,904)
Proceeds from sales of property, plant & equipment	841,168	1,939,278
Purchases of property, plant & equipment	(97,493,179)	(145,227,865)
Purchases of intangible assets	(1,357,766)	(95,884)
Dividends received	905,853	—
Interest received	919,086	771,189
Other financial assents-mutual funs	(10,503,621)	7,018,889

Net cash flow (used in) investment activities	(106,688,459)	(248,774,297)

Cash flows from (used in) financing activities
Acquisition of non-controlling interests	—	—
Proceeds from paid in capital	780,490,615	—
Proceeds from borrowing at long–term	35,016,818	442,655,029
Proceeds from borrowing at short–term	1,522,357,157	97,630,506

Total loan proceeds from borrowing	1,557,373,975	540,285,535
Repayments of borrowing	(2,250,385,917)	(332,903,424)
Dividends paid
Interest paid	(69,685,664)	(25,679,013)
Other cash outflows	125,492

Net cash flow from financing activities	17,918,501	181,703,098

Net decrease in cash and cash equivalents before the effect of variations	(97,874,799)	(42,972,241)
Effects of variations in the exchange rate on cash and cash equivalents	9,386,708	726,012

Net increase in cash and cash equivalents	(88,488,091)	(42,246,229)
Cash and cash equivalents at the beginning of the year	237,720,805	145,315,474

Cash and cash equivalents at the end of the period	149,232,714	103,069,245

Cencosud S.A. and subsidiaries

Notes to the unaudited interim condensed consolidated financial statements

Note 1—General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile. The Company holds registry number 743 in the Securities Registrance of the Superintendence of Securities and Insurance and its shares are traded in the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Electronic Stock Exchange of Chile.

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 2,468,438,880 for the period of three months ended March 31, 2013.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services. The Company serves to the retail consumption needs of over 180 million customers.

Additionally, the Company operates other lines of business that complement its main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

Major shareholders as of March 31, 2013	Shares	Interest
		%
Inversiones Quinchamali Limitada	581,754,802	20,727
Inversiones Latadia Limitada	550,823,211	19,625
Inversiones Tano Limitada	457,879,800	16,313
Banco Itaú third-party accounts	113,753,423	4,053
Banco de Chile third-party accounts	113,575,664	4,047
Banco Santander—JP Morgan	106,472,073	3,793
Paulmann Kemna Horst	70,336,573	2,506
Fondo de Pendiones Provida C	51,021,866	1,818
Fondo de Pensiones Habitat C	44,569,842	1,588
BanChile Corredores de Bolsa S.A.	40,577,038	1,446
Fondo de Pensiones Habitat B	39,758,561	1,417
Fondo de Pensiones Capital C	34,673,902	1,235
Other Shareholders	601,595,406	21,434

Total	2,806,792,161	100.000

The Cencosud Group is controlled by the Paulmann family (60.789% ownership interest).

Interest of Paulmann family as of March 31, 2013	Interest
%
Inversiones Quinchamalí Limitada	20.727
Inversiones Latadía Limitada	19.625
Inversiones Tano Limitada	16.313
Paulmann Kemna Horst	2.506
Manfred Paulmann Koepfer	0.495
Peter Paulmann Koepfer	0.502
Heike Paulmann Koepfer	0.496
Helga Koepfer Schoebitz	0.116
Inversiones Alpa Limitada	0.009

Total	60.788

This condensed consolidated interim financial information was approved for issue on May 29, 2013.

This condensed consolidated interim financial information is unaudited.

Note 2—Summary of the main accounting policies

2.1 Basis of preparation

This condensed consolidated interim financial information for the three months ended March 31, 2013 and December 31, 2012 has been prepared in accordance with IAS 34, “Interim financial reporting.” The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Regarding the bussines combination with Carrefour, as of March 31, 2013 the company is still in the measurement period, so has retrospectively adjusted the provisional amounts recognized at the acquisition date to December 31, 2012. (See Note 9).

2.2 New and amended standards and interpretations

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012, that would have a material impact on the group.

The new standards, interpretations and amendments that have been issued but are not in force for the 2012 period and for which early adoption has not been exercised, will not have material impact on the financial statements of the Company.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income before tax.

Note 3—Risk management policies

The Company’s activities expose it to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2012.

On June 29, 2012, in connection with the purchase by the Company of the remaining 38.6062% interest in Jumbo Retail Argentina S.A. from UBS A.G. London Branch, Cencosud S.A. and UBS A.G. London Branch agreed to terminate the purchase option (call) and put option (put) and associated rights and obligations between the parties.The accounting effects of this decision are recognized in equity under “other reserves.”

There have been no changes in the risk management policies and procedures since year end.

3.1 Valuation methodology (initially and subsequently)

Financial instruments that have been accounted for at fair value in the statement of financial position as of March 31, 2013 and December 31, 2012 have been measured using the methodologies set forth in IAS 39. Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three following levels:

Level I: Quoted values or prices in active markets for directly observable and identical assets and liabilities.

Level II: Inputs from valuation sources other than those derived from quoted values from Level I, but observable in the market for assets and liabilities, either directly (prices) or indirectly (obtained from prices).

Level III: Inputs for assets or liabilities that are not based on observable market data.

Currently, the valuation process involves internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, classified under each level, compared to their total value.

As of March 31, 2013

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	65,157,632	100
	Derivatives	Derivatives at fair value with changes in results	6	40,062	100
		Call option (call)
	Other financial Instrument	Shares	6	861,934	100
		Highly liquid financial instruments	6	13,472,796				100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	59,773,200				100
		Bank balances	5	88,441,217				100
		Short-term deposits	5	1,018,297				100
	Receivables	Credit card and trade receivables, net	8	1,139,548,690				100
	Receivables from related entities	Receivables from related entities, current	9	715,068				100
	Tax assets	Tax assets, current	16	38,146,470				100
Financial liabilities and payables	Bank loans	Current	17	313,107,159				100
		Non-Current	17	523,038,730				100
	Bonds payable	Current	17	61,547,499				100
		Non-Current	17	1,607,254,300				100
	Other loans (lease)	Current	17	6,014,320				100
		Non-Current		23,371,888				100
	Deposits and savings Accounts	Current		134,949,091				100
		Non-Current	17	59,350,349				100
	Debt purchase Bretas	Current	17	7,225,255				100
		Non-Current	17	72,153,449
	Letters of credit	Non-Current	17	9,961,531				100
	Deposit and other	Current	17	26,327,999
	Demand
	Deposits	Current	17					100
	Trade payables	Current	18	1,505,097,294				100
		Non-Current	18	7,703,732				100
	Withholding taxes	Current	18	168,355,379				100
	Lease liabilities	Current	18					100
	Other payables	Current	18	390,631				100
	Payables to related entities	Current	18	813,452				100
	Tax liabilities	Current	9	37,111,626				100
		Non-Current		9,504,952
	Payables	Payables	16			100
	Other financial liabilities	Cross currency swaps	17			100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	10,989,965		100
		Fair value hedging liabilities	17	11,551,919		100
		Cash flow hedging assets	6	20,426,849		100
		Fair values hedging assets	6	16,096,603		100

December 2012

				Valuation method				Amortized cost
Classification	Group	Type	Note	Value	Level I	Level II	Level III
				ThCh$	%	%	%	%
At fair value through Profit and loss	Mutual funds	Mutual fund shares	6	65,183,729	100
	Derivatives	Derivatives at fair value with changes in results	6	2,946,670		100
		Call option (call)
	Other financial Instrument	Shares	6	36,469	100
		Highly liquid financial instruments	6	852,289	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	5	53,106,390				100
		Bank balances	5	164,801,594				100
		Short-term deposits	5	19,812,821				100
	Receivables	Credit card and trade receivables, net	8	1,202,639,027				100
	Receivables from related entities	Receivables from related entities, current	9	323,624				100
	Tax assets	Tax assets, current	16	31,269,885				100
Financial liabilities and payables	Bank loans	Current	17	954,868,162				100
		Non-Current	17	531,859,027				100
	Bonds payable	Current	17	25,513,254				100
		Non-Current	17	1,663,382,237				100
	Other loans (lease)	Current	17	5,453,350				100
		Non-Current		25,683,325				100
	Deposits and savings Accounts	Current		126,858,783				100
		Non-Current	17	46,883,852				100
	Debt purchase Bretas	Non-Current	17	27,452,688				100
	Letters of credit	Non-Current	17	71,907,667				100
	Deposit and other
	Demand
	Deposits	Current	17
	Trade payables	Current	17	10,209,850				100
		Non-Current	17	29,115,522				100
	Withholding taxes	Current	18	1,704,773,063				100
	Lease liabilities	Current	18	7,410,802				100
	Other payables	Current	18	197,295,354				100
	Payables to related entities	Current	18	327,498				100
	Tax liabilities	Current	9	974,469				100
	Payables	Payables	16	46,798,474		100
	Other financial liabilities	Cross currency swaps	17	7,624,595		100
Hedges	Hedging derivatives	Cash flow hedging liabilities	17	7,518,990		100
		Fair value hedging liabilities	17	4,300,853		100
		Cash flow hedging assets	6	23,735,101		100
		Fair values hedging assets	6	16,419,834		100

Instruments classified as Level II consist mainly of interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market. Instruments classified as Level III consist mainly of options contracts and financial derivatives. The fair value of these instruments has been determined using the net present value of discounted cash flows from the underlying asset and an analysis of market comparables.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

3.2 Reclassifications

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

Note 4—Estimates, judgement or criteria applied by management

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant processes employed made by management in applying the group’s accounting policies and the key sources of uncertainty with regard to estimation were the same as those that applied to the consolidated financial statements for the perioded ended March 31, 2013, with the exception of changes in estimates that are required in determining the provision for income taxes.

Note 5—Other financial assets, current and non current

The composition of this item as of March 31, 2013 and December 31, 2012 is as follows:

Other financial assets, current	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Shares	40,062	36,469
Mutual Funds Shares (*)	65,157,632	65,183,729
Derivatives at fair value through profit and loss	—	2,946,670
Highly liquid financial instruments	13,472,796	—

Total other financial assets, current	78,670,490	68,166,868

Other financial assets, non-current	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Derivatives at fair value through profit and loss	—	—
Hedging derivatives	36,523,452	40,154,935
Financial investments Long term	861,934	852,289
Total other financial assets, non-current	37,385,386	41,007,224

(*)	Mutual Funds shares are mainly fixed rate investments.

Note 6—Trade receivables and other receivables

Trade receivables and other receivables as of March 31, 2013 and December 31, 2012 are as follows:

Trade receivables and other receivables, net, current	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Trade receivables net, current	151,859,476	177,242,282
Credit card receivables net, current	491,448,575	515,978,920
Other receivables, net, current	304,000,288	323,577,322
Letters of credit loans	633,795	640,892
Consumer installment credit (Banco Paris)	44,341,780	42,893,450

Total	992,283,914	1,060,332,866

Trade receivables and other receivables, net, non-current	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Trade receivables net, non current	183,162	219,025
Credit card receivables net, non current	53,376,707	50,229,846
Other receivables, net, non current	14,605,734	13,767,953
Letters of credit loans	11,658,247	11,936,654
Consumer installment credit (Banco Paris)	67,440,926	66,152,683

Total	147,264,776	142,306,161

Trade receivables and other receivables close to maturity	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Past due less than three months	664,849,608	765,569,835
Past due between three and six months	86,188,577	78,732,326
Past duebetween six and twelve months	123,133,824	136,763,286
Past due in more than twelve months	147,264,776	142,306,161

Total	1,021,436,785	1,123,371,608

The maturity of past due trade receivables as of March 31, 2013 and December 31, 2012 is as follows:

Trade receivables past due but not impaired	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Past duein less than three months	151,929,075	119,132,649
Past due between three and six months	38,173,349	31,800,108
Past due between six and twelve months	9,354,177	10,058,406
Past due in more than twelve months	15,651,204	10,180,034

Total	215,107,805	171,171,197

The roll-forward of the bad debt allowance is as follows:

Change in bad debt allowance	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Initial balance	91,903,778	99,647,573
Increase in reserve	33,905,263	123,866,930
Increase for business combination	—	2,172,569
Reserve uses	(23,822,940)	(94,865,255)
Decreases in reserve	(4,990,201)	(38,918,039)

Total	96,995,900	91,903,778

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account. The Company does not request collateral as a guarantee.

Note 7—Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in Articles 44 and 49 of Law N° 18,046 that regulates Chilean Corporations and are not material in the period.

7.1 Board of Directors and key management of the Company

The Board of Directors as of March 31, 2013 is comprised of the following people:

Board of Directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Philipps	Director	National Public Accountant
Cristian Eyzaguirre Johnston	Director	Economist
Sven Von Appen Behrmann	Director	Businessman
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura	Director	Engineer

Key management of the Company as of March 31, 2013 is composed of the following people:

Senior management	Position	Profession
Daniel Rodríguez	Chief Executive Officer	Forest Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Pablo Castillo	Supermarket Managing Director	Commercial Engineer
Carlos Wulf	Home Improvement Stores Managing Director	Naval Engineer
Renato Fernández	Corporate Affairs Manager	Journalist
Jaime Soler	Department Stores Managing Director	Commercial Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Pietro Illuminati	Procurement Director	Industrial Engineer
Mauricio Soto	Customer and Digital Sales Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Nicolas Larco	M&A and Investment Managing Director	Economist
Juan Pablo Escudero	Real Estate and Projects Managing Director	Civil Engineer
Rodrigo Larraín	Shopping Centers Managing Director	Industrial Engineer

7.2 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 24, 2012, set the following amounts for the 2012 period:

•

Fees paid for attending Board sessions: payment of UF 200 each month for those holding the position of Director of the Board and twice this amount for the President and Vice-president of the Board, if and only if they attend a minimum of 10 ordinary sessions each year                    .

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 67 for each session they attend.

The details of the amount paid to Directors for the three-month periods ended March 31, 2013, and March 31, 2012, is as follows:

		For the period ended March 31,
Name	Role	2013	2012
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	27,406	22,510
Heike Paulmann Koepfer	Director	13,703	14,961
Peter Paulmann Koepfer	Director	13,703	11,255
Roberto Oscar Philipps	Director	18,294	11,255
Cristián Eyzaguirre Johnston	Director	18,294	14,959
Sven von Appen Behmann	Director	13,703	11,255
Erasmo Wong Lu Vega	Director	13,703	11,255
Julio Moura Neto	Director	13,703	26,910
David Gallagher Patrickson	Director	18,294	14,961

Total		150,803	139,321

7.3 Compensation paid to senior management

	For the period ended March 31,
Key management compensation	2013	2012
	ThCh$	ThCh$
Salary and other short term employee benefits	1,569,822	1,089,000
Share-based payments	211,946	98,027

Total	1,781,768	1,187,027

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the Company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

NOTE 8—Inventory

The composition of this item as of December 31, 2012 and March 31, 2013 is as follows:

Inventory category	As of March 31, 2013	As of December 31, 2012
	ThCh$	ThCh$
Raw materials	5,742,328	5,591,904
Goods	988,011,335	989,445,147
Finished goods	426,902	284,640
Provisions	(68,189,192)	(72,364,803)

Total	925,991,373	922,956,888

The composition of inventories by business as of March 31, 2013 and December 31, 2012 is as follows:

	As of March 31, 2013
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	2,619,112	3,123,216	—	5,742,328
Goods	142,262,368	585,101,532	192,458,243	919,822,143
Finished goods	48,753	378,149	—	426,902

Total	144,930,233	588,602,897	192,458,243	925,991,373

	As of December 31, 2012
Inventory category	Department Stores	Supermarkets	Home Improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw materials	2,498,464	3,093,440	—	5,591,904
Goods	138,647,647	582,998,721	195,433,976	917,080,344
Finished goods	24,893	259,747	—	284,640

Total	141,171,004	586,351,908	195,433,976	922,956,888

The Company periodically appraises its inventory at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued at the lower of the purchase price or production cost, net of allowance for obsolescence and net realizable value.

The carrying amount of inventories at March 31, 2013 and December 31, 2012 to its fair value less selling costs is as follows:

	Inventories at net realizable as of
Inventories al net realizable	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Inventory	40,192,414	43,659,617

Total	40,192,414	43,659,617

Note 9—Intangible assets

9.1 Intangibles assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of March 31, 2013 and December 31, 2012 is as follows:

	As of
Intangibles assets other than goodwill, net	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets, net	69,579,430	71,892,987
Indefinite life intangible assets, net	469,526,599	472,618,978

Intangible assets, net	539,106,029	544,511,965

Patents, Trademarks and other rights, net	469,526,599	472,618,978
Software (IT)	36,042,955	38,122,191
Other identifiable intangible assets, net	33,536,475	33,770,796

Identifiable intangible assets, net	539,106,029	544,511,965

Intangibles assets other than goodwill, gross	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets, gross	131,395,748	130,546,076
Indefinite life intangible assets, gross	469,526,599	472,618,978

Intangible assets, gross	600,922,347	603,165,054

Patents, trade marks and other rights, gross	469,526,599	472,618,978
Software (IT)	85,073,404	84,185,576
Other identifiable intangible assets, gross	46,322,344	46,360,500

Identifiable intangible assets, gross	600,922,347	603,165,054

Accumulated amortization and value impairment	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Finite life intangible assets	(61,816,318)	(58,653,089)
Indefinite life intangible assets	—	—

Intangible assets, gross	(61,816,318)	(58,653,089)

Software (IT)	(49,030,449)	(46,063,385)
Other identifiable intangible assets	(12,785,869)	(12,589,704)

Accumulated amortization and value impairment	(61,816,318)	(58,653,089)

Other identifiable intangible assets mainly correspond to customer’s database.

Regardings the treatment of intangibles with an indefinite life, the recoverable amount is estimated annually at each closing or more frequently if events or changes in circumstances indicate a potential impairment.

The detail of the useful lives of intangible assets as of March, 2013 and December 31, 2012 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Software products development costs	1	7
Patents, trademarks and other rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable intangible assets	1	5

The details of the amounts of identifiable intangible assets that are individually significant as of March 31, 2013 is as follows:

Individually significant identifiable Intangible assets	Book Value 2013	Book Value 2012	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	326,363,010	326,363,010	Indefinite	Chile	Department stores
Wong Brand	29,428,696	29,428,696	Indefinite	Peru	Supermarkets
Metro Brand	64,208,062	64,208,062	Indefinite	Peru	Supermarkets
Bretas Brand	19,610,780	19,610,780	Indefinite	Brazil	Supermarkets
Perini Brand	878,098	878,098	Indefinite	Brazil	Supermarkets
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Prezunic Brand	13,364,741	13,364,741	Indefinite	Brazil	Supermarkets

Total	469,526,599	469,526,599

The factors for considering the brands with indefinite useful lives over time are the following:

•

Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market. The Company intends to maintain these brands and consolidate them further in the long term.

•

Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands. The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history. This implies a low risk of obsolescence.

•

Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure. They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry. An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•

Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to obsolescence from technological or other causes.

9.2 Goodwill

ID (Unique tax number)	Company	Country	December 31, 2012	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	March 31, 2013
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	206,973	—	(11,672)	195,301
—	Blaisten S.A.	Argentina	4,336,164	—	(244,546)	4,091,618
—	E Wong S.A.	Peru	2,795,420	—	(84,984)	2,710,436
—	Metro Inmobiliaria S.A.	Peru	1,531,285	—	(46,553)	1,484,732
—	Mercantil Pizarro	Peru	2,988,959	—	(90,868)	2,898,091
—	Supermercados El Centro	Peru	3,834,782	—	(116,582)	3,718,200
—	Inmobiliaria Los Alamos S.A.C.	Peru	220,246	—	(6,696)	213,550
—	GSW S.A.	Peru	237,707,921	—	(7,226,624)	230,481,297
—	Gbarbosa Holding LLC	Brazil	157,044,081	—	(715,601)	156,328,480
—	Mercantil Rodríguez Comercial Ltda.	Brazil	7,915,356	—	(36,043)	7,879,313
—	Super Família Comercial de Alimentos Ltda.	Brazil	10,270,117	—	(46,765)	10,223,352
—	Perini Comercial de Alimentos Ltda.	Brazil	5,954,883	—	(27,116)	5,927,767
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	245,685,946	—	(1,118,750)	244,567,196
—	Prezunic Comercial Ltda.	Brazil	159,460,663	—	(726,186)	158,734,477
—	Grandes Superficies de Colombia S.A.	Colombia	741,152,020	—	(36,423,293)	704,728,727
76.193.360-4	Umbrale S.A.	Chile	1,442,588	—	—	1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780	—	—	3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758	—	—	5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682	—	—	809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210	—	—	4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073	—	—	120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496	—	—	33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207	—	—	45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034	—	—	18,179,034
96.671.750-5	Easy S.A.	Chile	224,445	—	—	224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013	—	—	1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592	—	—	11,530,592

Total			1,827,483,694	—	(46,922,279)	1,780,561,415

ID (Unique tax number)	Company	Country	December 31, 2011	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	December 31, 2012
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S.A.	Argentina	255,783		(48,810)	206,973
—	Blaisten S.A.	Argentina	5,358,698		(1,022,534)	4,336,164
—	E Wong S.A.	Peru	2,871,490		(76,070)	2,795,420
—	Metro Inmobiliaria S.A.	Peru	1,572,955		(41,670)	1,531,285
—	Mercantil Pizarro	Peru	3,070,295		(81,336)	2,988,959
—	Supermercados El Centro	Peru	3,939,136		(104,354)	3,834,782
—	Inmobiliaria Los Alamos S.A.C.	Peru	226,239		(5,993)	220,246
—	GSW S.A.	Peru	244,176,508		(6,468,587)	237,707,921
—	Gbarbosa Holding LLC	Brazil	186,076,300		(29,032,219)	157,044,081
—	Mercantil Rodríguez Comercial Ltda.	Brazil	9,372,242		(1,456,886)	7,915,356
—	Super Família Comercial de Alimentos Ltda.	Brazil	12,160,417		(1,890,300)	10,270,117
—	Perini Comercial de Alimentos Ltda.	Brazil	7,050,928		(1,096,045)	5,954,883
—	Irmaos Bretas Filhos e Cia. Ltda.	Brazil	290,799,233		(45,113,287)	245,685,946
—	Prezunic Comercial Ltda.	Brazil	—	188,220,315	(28,759,652)	159,460,663
—	Grandes Superficies de Colombia S.A.	Colombia	—	711,885,187	29,266,833	741,152,020
76.193.360-4	Umbrale S.A.	Chile	1,442,588			1,442,588
76.203.080-2	Mega Supermercado Infante Ltda.	Chile	3,598,780			3,598,780
78.072.360-2	Distribución y Administraciones Ltda.	Chile	5,900,758			5,900,758
78.509.620-7	Preaservice Ltda.	Chile	809,682			809,682
79.829.500-4	Comercializadora Foster Ltda.	Chile	4,536,210			4,536,210
83.274.300-3	Empresas Almacenes Paris S.A.	Chile	120,650,073			120,650,073
83.336.200-3	Montrone Pla S.A.	Chile	33,253,496			33,253,496
83.681.900-4	Supermercado Montecarlo S.A.	Chile	45,250,207			45,250,207
84.671.700-5	Santa Isabel S.A.	Chile	18,179,034			18,179,034
96.671.750-5	Easy S.A.	Chile	224,445			224,445
96.805.390-6	Proterra S.A.	Chile	1,003,013			1,003,013
78.183.534-3	Retail .S.A.	Chile	11,530,592			11,530,592

Total			1,013,309,102	900,105,502	(85,930,910)	1,827,483,694

Goodwill is allocated to each store or group of stores, as appropriate, in each country and business segment (cash generating units). The following table details goodwill by business segment and country as of March 31, 2013 and December 31, 2012:

	As of,
Goodwill per segment and country	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	195,301	206,973
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brasil	583,660,585	586,331,046
Supermarkets—Perú	241,506,306	249,078,613
Supermarkets—-Colombia	704,728,727	741,152,020
Home Improvement—Argentina	4,091,618	4,336,164
Home Improvement—Chile	1,227,458	1,227,458
Department Stores—Chile	138,159,463	138,159,463

Total	1,780,561,415	1,827,483,694

The basis of the amount recoverable from the cash generating units is the value in use, which is determined by the net present value of the cash flows that the cash generating units will produce, discounted based on a rate of average cost of capital in line with the business of each country.

The financial projections for determining the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each cash generating unit and the budgets approved by the Board. Conservative growth rates are used for this purpose, which fluctuate between 0% and 3%, and nil after the fifth year of the projection; and the degree of maturity of each of the investments is taken into account. The most sensitive variables in these projections are the discount rates applied in the determination of the net present value of the projected cash flows, operating costs, store occupation factors and the market prices of the goods and services traded.

A differentiated discount rate is used for each country in which the Company operates, depending on the related risk. For purposes of the impairment tests, sensitivity tests are carried out for the discount rates applied in the financial projections, in a variation range of 5% to 10%. The above calculation shows that, even if the considered fluctuations are materialized it would not produce eventual impairments.

Acquisition of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the “Netherlands”, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S (Carrefour)

On November 30, 2012, Cencosud S.A. filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing that:

Pursuant to the stock purchase agreement executed between the Company and Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A., a company organized under the laws of France, the Company completed the acquisition of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the acquisition of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”). The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The total purchase price operation was EUR 1,905,005,000 (ThCh$1,171,090,394)

All the expenses related to this transaction have been recorded in the income statements of the company

The Company operates 72 hypermarkets, 16 convenience stores, four local cash & carry format, as well as gas stations. Net sales of the chain in the last twelve months totaled about US$ 2,1 million. It also acquired the premises are located in nine of the ten largest cities in Colombia, becoming the second supermarket operator.

The Company is in the process of determining the fair value measurements of assets and liabilities so the purchase price allocation presented below is preliminary. Accounting to IFRS 3, the Company must conclude this process within one year following the adquisition date.

Assets	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current Assets
Cash and cash equivalents	—	7,137,486	7,137,486
Other non financial assets, current	—	2,660,494	2,660,494
Trade debtors and other accounts receivables	(1,320,346)	35,728,423	37,048,769
Cuentas por cobrar a entidades relacionadas		74,099	74,099
Inventories	(3,804,697)	106,150,513	109,955,210
Current tax assets	—	1,811,403	1,811,403

Total current assets	(5,125,043)	153,562,418	158,687,461

Non-current assets
Other non financial assets,non current		7,280	7,280
Intangible assets other than goodwill	—	7,269,677	7,296,677
Goodwill	(26,618,046)	—	26,618,046
Property, plant and equipment	76,960,623	567,379,985	490,419,362
Investment property	—	23,495,425	23,495,425
Deferred income tax assets	3,226,069	35,479,936	32,253,867

Total non-current assets	53,568,646	633,659,303	580,090,657

Total assets	48,443,603	787,221,721	738,778,118

Net Equity and liabilities	Measurement Period Adjustments	Final allocation of consideration transferred	Preliminary allocation as of December 01, 2012
		ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	—	80,314,269	80,314,269
Trade creditors and other Accounts payables	2,798,234	183,420,368	180,622,134
Intercompany Accounts payable, current	—	5,220,634	5,220,634
Other short-term provisions	1,565,162	4,368,747	2,803,585
Tax liabilities, current	—	(6,205,038)	(6,205,038)
Employee benefit provisions, current	—	2,788,075	2,788,075
Other non-financial liabilities, current	—	867,040	867,040

Total current liabilities	4,363,396	270,774,095	266,410,699

Non current Liabilities
Other financial liabilities, non-current		9,049,564	9,049,564
Non-current liabilities		14,538,258	14,538,258
Other long term provisions		713,260	713,260
Deferred income tax liabilities	25,397,006	32,941,337	7,544,331

Total non-current liabilities	25,397,006	57,242,419	31,845,413

Total liabilities	29,760,402	328,016,514	298,256,112

Net Equity and liabilities	Final allocation of consideration transferred	Preliminary allocation of consideration transfered
		ThCh$
Paid in Capital		323,596,000
Retained Earnings		78,632,494
Other Reserves		38,293,512
Net equity attributable to equity instrument holders:
Net of controlling entity		440,522,006

Net equity and liabilities		738,778,118

Net Assets	459,205,207
Price Paid	1,171,090,394
Goodwill	711,885,187
Accumulated exchange difference	(7.156,460)
Goodwill as of March 31, 2013	704,728,727

Note 10—Property, plant and equipment

10.1 The composition of this item as of March 31, 2013 and December 31, 2012 is as follows:

	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Construction in progress	268,773,242	277,245,095
Land	775,709,103	791,324,701
Buildings	935,506,486	949,946,417
Plant and equipment	280,031,042	284,380,910
Information technology equipment	30,537,779	34,893,309
Fixed installations and accessories	380,768,387	391,014,509
Motor vehicles	1,471,850	1,823,082
Leasehold improvements	215,041,956	195,341,364
Other property, plant and equipment	61,504,394	51,868,443

Total	2,949,344,239	2,977,837,830

Property, plant and equipment categories, gross	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Construction in progress	268,773,242	277,245,095
Land	775,709,103	791,324,701
Buildings	1,177,798,504	1,221,605,839
Plant and equipment	604,281,679	606,784,273
Information technology equipment	133,371,291	136,699,180
Fixed installations and accessories	685,000,148	700,190,908
Motor vehicles	6,138,365	6,821,956
Leasehold improvements	251,361,732	232,715,802
Other property, plant and equipment	91,026,751	77,351,951

Total	3,993,460,815	4,050,739,705

	As of
Accumulated depreciation and impairment of property, plant and equipment	March 31, 2013	December 31, 2012
	ThCh$	ThCh$
Buildings	(242,292,018)	(271,659,422)
Plant and equipment	(324,250,637)	(322,403,363)
Information technology equipment	(102,833,512)	(101,805,871)
Fixed installations and accessories	(304,231,761)	(309,176,399)
Motor vehicles	(4,666,515)	(4,998,874)
Leasehold improvements	(36,319,776)	(37,374,438)
Other property, plant and equipment	(29,522,357)	(25,483,508)

Total	(1,044,116,576)	(1,072,901,875

10.2 The following table shows the technical useful lives of assets.

Useful life for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum Life	Maximum Life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

Note 11—Investment properties

11.1 The roll-forward of investment properties at March 31, 2013 and December 31, 2012 is the following:

	As of
Roll-forward of investment properties, net, fair value method	March 31, 201	December 31, 2012
	ThCh$	ThCh$
Investment properties, net, initial value	1,471,343,789	1,310,143,075
Increase due to reappraisal with impact to income	13,628,381	98,633,366
Additions, Investment Properties, Fair Value Method	7,470,755	95,302,864
Transfer to (from) inventory, investment properties, fair value method	—	23,495,425
Transfer to (from) owner-occupied property, investment property, cost model	—	2,494,832
Retirement, investment properties, Fair Value Method	(1,263)	(3,502,154)
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(18,954,311)	(55,223,619)

Changes in Investment Properties, Fair Value Method, Total	2,143,562	161,200,714

Investment Properties, Fair Value Method, Final Balance	1,473,487,351	1,471,343,789

11.2 Income and expense from investment properties

	As of March 31,
	2013	2012
	ThCh$	ThCh$
Roll-fordward of investment properties, net fair value method
Revenue from investment property leases	44,012,593	32,811,659
Direct expense of operation of investment properties which generate lease revenue	14,683,582	11,340,676
Direct expense of operation of investment properties which do not generate lease revenue	—	124,815

11.3	As of March 31, 2013, investment properties are not encumbered.

11.4	As of March 31, 2012, there are commitments to acquire investment properties by ThCh$ 26,954,000. (ThCh$ 22,923,474 as of December 31,2012).

11.5	There are no restrictions on ownership of assets.

11.6	Investment Properties

The Costanera Center project corresponds to assets that have been classified as investment property. At March 31, 2013, these assets are valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used. At the end of the period the Shopping Mall is in operation and the offices and hotel are under construction

Note 12—Other financial liabilities, current and non-current

The composition of this item as of March 31, 2013 and December 31, 2012 is as follows:

12.1 Types of interest-bearing (accruing) loans

	Balance as of 31/03/2013		Balance as of 12/31/2012
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	313,107,159	523,038,730	954,868,162	531,859,027
Bond debt (2)	61,547,499	1,607,254,300	25,513,254	1,663,382,237
Other loans—leases	6,014,320	23,371,888	5,453,350	25,683,325
Time deposits (3)	131,043,420	59,350,349	123,248,846	46,883,852
Term savings accounts	1,015,177	—	1,022,988	—
Letters of credit	—	9,961,531	—	10,209,850
Deposits and other demand deposits	2890,494	—	2,586,949	—
Debt purchase Bretas	—	40,263,487	—	39,250,725
Debt purchase Prezunic	—	29,929,981	20,236,478	30,718,200
Debt purchase mercantile rodriguez	—	1,959,981	—	1,938,742
Debt purchase Johnson	7,225,255	—	7,216,210	—
Other Financial liabilities- other	26,327,999	—	29,115,522	—

Totals Loans	549,171,323	2,295,130,247	1,169,261,759	2,349,925,958

Financial liabilities at fair value	Balance as of 03/31/2013		Balance as of 12/31/2012
through profit or loss	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (Non-hedging derivatives)	—	—	7,624,595	—
Other financial liabilities (Hedging derivatives) (5)	5,859,662	16,682,222	2,245,262	9,574,581
Other financial liabilities option

Total financial liabilities (4)	5,859,662	16,682,222	9,869,857	9,574,581

Total	555,030,985	2,311,812,469	1,179,131,616	2,359,500,539

(1)	Bank loans correspond to loans taken out with banks and financial institutions.
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general.
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 1743 persons and 11 companies. The average maturity of these deposits are 257 days.
(5)	Other financial liabilities includes derivative contracts (cross currency swaps) and the fair value of options contracts incorporated into the agreements between Cencosud S.A. and UBS A.G. London Branch “UBS

12.2 Restrictions.

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests. The most restrictive financial covenants under these loan agreements and bonds require maintenance of:

•	A ratio of consolidated net financial debt to consolidated net worth not exceeding 1.2 to 1;

•

A ratio of consolidated net financial debt to EBITDA (as defined in the relevant credit agreements) for the most recent four consecutive fiscal quarters prior to each report date of less than 5.25 to 1;

•	Unencumbered assets in an amount equal to at least 120% of total outstanding liabilities;

•	Minimum consolidated assets of at least UF50.5 million; and

•	Minimum consolidated net worth of at least UF28.0 million.

As of March 31, 2013 and December 31, 2012 the Company was in compliance with the aforementioned financial debt covenants.

12.3 Description of transaction and recognition in accounting

The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. On August 2, 2012, the company repaid the total of this facility.

On March 13, 2012, the Company entered into a short-term facility for approximately U.S.$200 million (ThCh$ 96,942) with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures, and to refinance certain short-term liabilities, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate of the Tasa Cámara, an indexed interest rate established by ABIF, plus 1.86%, and has a maturity date of March 13, 2013. On July 27,2012 the Company paid U.S.$200 million (ThCh$ 99,852) of this short term facility.

On April 27, 2012, the Company entered into a U.S.$750 million (ThCh$ 362,558) committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC (“Morgan Stanley”), The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance the Company´s short-term funding requirements, including capital expenditures, interest expense and tax obligations. As of May 7, 2012, amounts drawn under the J.P. Morgan Credit Facility totaled U.S.$250 million (ThCh$ 120,860). The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013. On August 2, 2012 the company repaid US$250 million (ThCh$ 121,150).

On December 27, 2012 de Company repaid US$ 150 million (ThCh$ 71,994,000) corresponding to the loan agreement signed between Cencosud S.A. and BBVA Bancomer S.A., as Managing Agent, on February 11, 2008.

On October 17, 2012 Cencosud S.A. and JPMorgan Chase Bank, National Association as administrative agent, JPMorgan securities LLC, acting as global coordinator and J.P. Morgan Securities LLC as Bookrunner and Lead Arranger entered into a Credit Agreement, under the New York Law, USA by US$2,500 million (ThCh$1,199,900,000). On December 06, 2012, March 13, 2013 and March 19, 2013 the Company repaid US$1,000 million, US$1,000 million and US$500 millon respectively.

On December 6, 2012 the Company signed a bond issuance pursuant to Rule 144A under the Securities Act by US$1,200 million (ThCh$575,952,000)

Note 13—Provisions and other liabilities

13.1 Provisions

13.1.1 The composition of this item as of march 31, 2013 and December 31, 2012 is as follows:

	Current		Non-current
	As of		As of
Accruals and provision	03/31/2013	12/31/2012	03/31/2013	12/31/2012
	ThCh$	ThCh$	ThCh$	ThCh$
Legal provision	40,339,123	21,070,876	91,142,704	87,514,712
Onerous contracts provision	1,420,186	1,552,887	21,471,071	23,806,326

Total	41,759,309	22,623,763	112,613,775	111,321,038

13.2 Roll-forward of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2013	108,585,588	25,359,213	133,944,801
Movements in Provisions:
Additional provisions	26,337,215	—	6,337,215
Increase (decrease) in existing provisions	3,607,167	(2,467,956)	1,139,211
Acquisitions through business combinations	—	—	—
Provision used during the year	(2,160,238)	—	(2,160,238)
Reversal of used provision	(497,237)	—	(497,237)
Increase (decrease) in foreign exchange rate	(4,390,668)	—	(4,390,668)

Changes in provisions, total	22,896,239	(2,467,956)	20,428,283

Total provision, final balance as of March 31, 2013	131,481,827	22,891,257	154,373,084

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2012	70,474,920	29,278,002	99,752,922
Movements in Provisions:
Additional provisions	27,863,876	—	27,863,876
Increase (decrease) in existing provisions	20,771,008	(3,918,789)	16,852,219
Acquisitions through business combinations (See note 13)	18,681,710	—	18,681,710
Provision used during the year	(6,397,675)	—	(6,397,675)
Reversal of used provision	(8,938,185)	—	(8,938,185)
Increase (decrease) in foreign exchange rate	(13,870,066)	—	(13,870,066)

Changes in provisions, total	38,110,668	(3,918,789)	34,191,879

Total provision, final balance as of december 31, 2012	108,585,588	25,359,213	133,944,801

As of march 31,2013 and December 31,2012 the short-term provision includes ThCh$20,000,000 related to the class action lawsuit against the company “Cencosud Administradora de Tarjetas SA” filed in December 2006,, whose non-appealable final judgment was notified by the First Chamber of the Supreme Court of Chile, dated April 24, 2013. This is a preliminary estimate of the provision and still needs to be ratified by the Supreme Court of Chile after subsequent filings for interpretation, rectification and amendment are addressed by the court. The ruling requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest. The amount has been recognized in the Statements of Integral Income by function as of March 31, 2013, under the line “Other expenses by function”.

Note 14—Equity

14.1 Paid-in capital

As of March 31, 2013, the authorized, subscribed and paid-in capital amounts to ThCh$1,256,017,686.

14.2 Subscribed and paid shares

At the extraordinary shareholders meeting held on March 1, 2012, the shareholders agreed to modify the agreement previously approved at the Cencosud S.A. shareholders meeting held on April 29, 2011, of a capital increase of the Company to be effected through the issuance of 270,000,000 shares. On March 1, 2012, the shareholders also authorized the Board of Directors to offer a portion of these shares in the international capital markets and also authorized the Board of Directors to determine the issuance price of the shares. 27,000,000 of these shares were set aside for option compensations plans for executives.

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$3,555.56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs), the rest of the 210,507,000 shares were issued in the local market in Chile.

As of March 31, 2013, 299,688,946 shares were subscribed and paid, and an amount of ThCh$751,500,002 was recorded as capital increase and ThCh$28,990,614 was recognized as under price (paid–in surplus).

As of March 31, 2013, the Company’s capital is represented by 2,806,792,161 shares without par value. As of March 31, 2013, 100,210,572 issued shares were pending of subscription and payment, of which 39,911,801 expired on April 25, 2013; 27,000,000 will expire on April 29th 2017 and 33,298,771shares will expire on november 20, 2017.

14.3 Dividends

For the three-months period ended March 31th, 2013, the Company recognized a provision for dividends amounting to ThCh$ 59,627,925 (ThCh$57,749,049 as December 31,2012) in accordance with the Company’s dividend policy and Chilean Law.

14.4 Changes in ownership interest

The increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S.A. and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

On June 29, 2012, the Company filed an official notice of an essential event, or “Hecho Esencial,” with the SVS, pursuant to Article 9 and second paragraph of Article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the acquisition by the Company of 38.606% of the capital stock (the “Shares”) of Jumbo Retail Argentina S.A., a company incorporated under the laws of Argentina, from UBS A.G. London Branch, for an amount of US$483,583,333.00.

Note 15—Breakdown of significant results

The items by function from the Statements of Income by Function are described as follows in 15.1, 15.2 and 15.3.

	For the nine month period ended March 31,
Expenses by nature of income by function	2013	2012
	ThCh$	ThCh$
Cost of sales	1,779,459,777	1,566,106,683
Distribution cost	5,321,793	4,574,086
Administrative expenses	534,191,144	443,719,937
Other expenses by function (*)	58,036,502	35,597,904

Total	2,377,009,216	2,049,998,610

(*)	Mainly includes marketing expenses and ThCh$20,000,000 of litigation provisioning

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

	For the nine month period ended March 31,
Expenses by nature	2013	2012
	ThCh$	ThCh$
Cost of goods sold	1,723,448,573	1,512,632,366
Other cost of sales	56,011,204	53,474,317
Personnel expenses	311,480,974	262,708,897
Depreciation and amortization	47,711,799	31,994,771
Distribution cost	5,321,793	4,574,086
Other expenses by function(*)	58,036,502	35,597,904
Utilities and other store related expenses	30,486,504	27,184,367
Cleaning	16,470,395	12,440,888
Safety and security	14,909,041	12,697,584
Maintenance	19,869,039	14,692,639
Professional fees	15,411,767	11,592,268
Bags for Customers	8,294,056	7,035,591
Credit card commission	19,056,118	19,174,381
lease	39,223,349	37,960,279
Other	11,278,102	6,238,272

Total	2,377,009,216	2,049,998,610

(*)	Includes ThCh 20,000,000 of litigation provisioning

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

	For the three month period ended March 31,
Personnel expenses	2013	2012
	ThCh$	ThCh$
Salaries	241,531,111	206,059,105
Short-term employee benefits	62,934,182	50,008,549
Termination benefits	7,015,681	6,641,243

Total	311,480,974	262,708,897

15.3 Other (losses) gains

	For the three month period ended March 31,
	2013	2012
	ThCh$	ThCh$
UBS Call Option	—	(6,771,492)
Recovery of taxes paid in previous year	2,745,174	—
Derivatives Fair value	4,538,979	(1,685,699)
Insurance Recoveries	1,829,128	—
Other Net Gains and Losses	(2,604)	218,349

Total	9,110,677	(8,238,842)

15.4 Other operating income

	For the three month period ended March 31,
	2013	2012
	ThCh$	ThCh$
Sell carton & wraps	739,861	815,872
Recovery of fees	316,795	172,975
Increase from revaluation of investment properties	13,628,381	20,954,359
Other income	2,183,327	476,043

Total	16,868,364	22,419,249

15.5 Financial results

The following is the financial income detailed for the periods ended:

	For the three month period ended March 31,
Financial results	2013	2012
	ThCh$	ThCh$
Financial income	1,545,566	2,807,718

Bank loan expenses	(38,916,011)	(26,468,975)
Bond debt expenses	(22,551,904)	(14,272,936)
Interest on bank loans	(3,197,004)	(2,725,608)
Valuation of financial derivatives, instruments	(5,275,995)	(6,316,786)

Financial expenses	(69,940,914)	(49,784,305)
Results from UF indexed bonds inChile	(842,313)	(7,070,216)
Results from UF indexed Brazil	(1,982,892)	(1,520,391)
Results from UF indexed other	(17,338)	(56,667)

(Losses) gains from indexation	(2,842,543)	(8,647,274)
Financial debt IFC-ABN Argentina	(1,020,656)	(923,476)
Bond debt USA and Peru	(995,229)	8,129,774
Financial debt Peru	(348,877)	412,028
Financial assets and Financial debt -Colombia	82,231	(998,911)

Exchange difference	(2,282,531)	6,619,415

Financial results total	(73,520,422)	(49,004,446)

Note 16—Information by segment

The Company reports the information by segment according to IFRS 8 “Operating Segments.” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16.1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement Stores, Department Stores and Financial Services. These segments are the basis on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by management in the control and decision-making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final retail consumers.

The remaining minor activities, including primarly travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other.”

16.2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the nine-month periods ended March 31, 2013 and 2012, is as follows:

Regional information, by segment

Consolidated statement of income for the six month period ended March 31, 2013	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,862,526,984	44,012,593	279,240,182	205,542,139	72,512,876	4,604,106	2,468,438,880
Cost of sales	(1,407,164,442)	(5,934,155)	(189.078,871)	(149,819,314)	(26,611,949)	(851,046)	(1,779,459,777)

Gross margin	455,362,542	38,078,438	90,161,311	55,722,825	45,900,927	3,753,060	688,979,103

Other revenues by function	3,070,349	13,706,976	40,083	35,205	14,508	1,243	16,868,364
Sales, general and administrative expenses	(390,951,665)	(9,451,160)	(69,350,600)	(58,439,917)	(44,743,505)	(24,612,592)	(597,549,439)
Financial expenses and income, net	—	—	—	—	—	(68,395,348)	(68,395,348)
Participation in profit or loss of equity method associates	45,826	1,311,434	—	—	(1,538)	—	1,355,722
Exchange differences	—	—	—	—	—	(2,282,531)	(2,282,531)
Losses from indexation	—	—	—	—	—	(2,842,543)	(2,842,543)
Other earnings, net		—				9,110,677	9,110,677
Income tax						(25,038,554)	(25,038,554)
Comprehensive income and expenses from non-controlling interests						(142,210)	(142,210)

Profit attributable to controlling shareholders	67,527,052	43,645,688	20,850,794	(2,681,887)	1,170,392	(110,448,798)	20,063,241

Depreciation and amortization	33,772,658	925,501	4,757,978	5,885,265	936,548	1,433,549	47,711,799

For the three month period ended March 31, 2012
Revenues from ordinary activities	1,615,903,175	32,811,659	259,319,566	184,479,856	72,450,125	3,944,680	2,168,909,061
Cost of sales	(1,219,170,693)	(5,099,198)	(177,921,145)	(137,056,929)	(26,459,993)	(398,725)	(1,566,106,683)

Gross margin	396,732,482	27,712,461	81,398,421	47,422,927	45,990,132	3,545,955	602,802,378

Other revenues by function	1,277,304	20,989,481	55,943	95,679	52	790	22,419,249
Sales, general and administrative expenses	(323,446,376)	(7,626,324)	(60,675,146)	(51,181,489)	(22,544,942)	(18,417,650)	(483,891,927)
Financial expenses and income, net	—	—	—	—	—	(46,976,587)	(46,976,587)
Participation in profit or loss of equity method associates	31,750	1,068,246	—	—	—	—	1,099,996
Exchange differences	—	—	—	—	—	6,619,415	6,619,415
Losses from indexation	—	—	—	—	—	(8,647,274)	(8,647,274)
Other earnings, net	—	—	—	—	—	(8,238,842)	(8,238,842)
Income tax	—	—	—	—	—	(28,310,948)	(28,310,948)
Comprehensive income and expenses from non-controlling interests	—	—	—	—	—	(2,460,404)	(2,460,404)

Profit attributable to controlling shareholders	74,595,160	42,143,864	20,779,218	(3,662,883)	23,445,242	(102,885,545)	54,415,056

Depreciation and amortization	19,898,588	479,633	4,231,594	6,051,858	575,890	757,208	31,994,771

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

16.3 Gross margin by country and segment

Gross margin by country and segment

For the three month period ended March 31, 2013	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	525,307,811	24,915,638	114,849,142	205,394,315	53,637,014	(309,586)	923,794,334
Cost of sales	(396,187,796)	(2,240,136)	(84,016,047)	(149,730,207)	(20,508,498)	(129,235)	(652,811,919)

Gross margin	129,120,015	22,675,502	30,833,095	55,664,108	33,128,516	(438,821)	270,982,415
Argentina
Ordinary income, total	422,703,542	14,688,217	154,330,316	—	11,000,070	4,404,579	607,126,724
Cost of sales	(296,267,426)	(3,058,773)	(97,521,414)	—	(3,131,652)	(400,839)	(400,380,104)

Gross margin	126,436,116	11,629,444	56,808,902	—	7,868,418	4,003,740	206,746,620

Brazil
Ordinary income, total	507,518,323	—	—	—	1,227,156	—	508,745,479
Cost of sales	(394,877,130)	—	—	—	—	—	(394,877,130)

Gross margin	112,641,193	—	—	—	1,227,156	—	113,868,349

Peru
Ordinary income, total	179,635,422	1,963,520	—	147,824	4,221,682	509,114	186,477,562
Cost of sales	(136,885,880)	(190,550)	—	(89,107)	(2,971,799)	(320,972)	(140,458,308)

Gross margin	42,749,542	1,772,970	—	58,717	1,249,883	188,142	46,019,254
Colombia
Ordinary income, total	227,361,885	2,445,217	10,060,724	—	2,426,955	—	242,294,781
Cost of sales	(182,946,210)	(444,696)	(7,541,410)	—	—	—	(190,932,316)

Gross margin	44,415,675	2,000,521	2,519,314	—	2,426,955	—	51,362,465

For the period ended March 31, 2012	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	470,448,096	16,453,682	99,668,677	184,479,856	58,607,583	1,480,573	831,138,467
Cost of sales	(360,626,508)	(1,775,877)	(73,647,406)	(137,056,929)	(21,998,269)	(118,240)	(595,223,229)

Gross margin	109,821,588	14,677,805	26,021,271	47,422,927	36,609,314	1,362,333	235,915,238
Argentina
Ordinary income, total	425,722,566	14,771,322	148,832,829	—	10,339,624	2,172,715	601,839,056
Cost of sales	(300,459,448)	(3,092,615)	(96,294,636)	—	(2,691,915)	(245,573)	(402,784,187)

Gross margin	125,263,118	11,678,707	52,538,193	—	7,647,709	1,927,142	199,054,869

Brazil
Ordinary income, total	551,070,656	—	—	—	1,149,621	—	552,220,277
Cost of sales	(429,688,766)	—	—	—	—	—	(429,688,766)

Gross margin	121,381,890	—	—	—	1,149,621	—	122,531,511

Peru
Ordinary income, total	168,661,856	1,586,655	—	—	2,353,297	291,393	172,893,201
Cost of sales	(128,395,971)	(230,706)	—	—	(1,769,809)	(34,912)	(130,431,398)

Gross margin	40,265,885	1,355,949	—	—	583,488	256,481	42,461,803
Colombia
Ordinary income, total	—	—	10,818,060	—	—	—	10,818,060
Cost of sales	—	—	(7,979,103)		—	—	(7,979,103)

Gross margin	—	—	2,838,957	—	—	—	2,838,957

16.4 Regional information by segment: Non-current assets and current assets

Regional information by segment

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
At March 31, 2013
Other financial assets, non-current	—	—	—	—	—	37,385,386	37,385,386
Other non-financial assets, non-current	—	—	—	—	—	37,649,006	37,649,006
Trade receivables and other receivables, non-current	12,867,615	—	—	—	132,475,881	1,921,280	147,264,776
Equity method investments	937,010	42,265,397	—	—	11,707	—	43,214,114
Intangible assets other than goodwill	127,490,377	—	—	136,427,526	205,608,697	69,579,429	539,106,029
Goodwill	—	—	—	—	—	1,780,561,415	1,780,561,415
Property, plant and equipment	2,143,570,365	125,094,002	351,092,231	269,793,847	8,892,374	50,901,420	2,949,344,239
Investment property	—	1,473,487,351	—	—	—	—	1,473,487,351
Income tax assets, non current	—	—	—	—	—	9,039,454	9,039,454
Deferred income tax assets	—	—	—	—	—	269,355,055	269,355,005

Total non-current assets	2,284,865,367	1,640,846,750	351,092,231	406,221,373	346,988,659	2,256,392,395	7,286,406,775

At December 31, 2012
Other financial assets, non-current	—	—	—	—	—	41,007,224	41,007,224
Other non-financial assets, non-current	—	—	—	—	—	38,268,125	38,268,125
Trade receivables and other receivables, non-current	12,035,470	—	—	—	128,319,182	1,951,509	142,306,161
Equity method investments	925,203	41,335,198	—	—	11,707	—	42,272,108
Intangible assets other than goodwill	138,777,382	—	—	136,427,526	205,608,697	63,698,360	544,511,965
Goodwill	—	—	—	—	—	1,827,483,694	1,827,483,694
Property, plant and equipment	2,039,897,336	171,683,777	437,565,787	270,923,216	8,188,321	49,579,393	2,977,837,830
Investment property	—	1,471,343,789	—	—	—	—	1,471,343,789
Income tax asset non current	—	—	—	—	—	4,825,534	4,825,534
Deferred income tax assets	—	—	—	—	—	253,380,436	253,380,436

Total non-current assets	2,191,635,391	1,684,362,764	437,565,787	407,350,742	342,127,907	2,280,194,275	7,343,236,866

Regional information by segment

Regional information by segment Current assets and liabilities at March 31, 2013	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other accounts charge you comment	352,331,788	25,941,622	56,449,983	21,283,985	535,924,263	352,273	992,283,914
current inventory	588,602,897	—	192,458,243	144,930,233	—	—	925,991,373
Trade accounts payable and other payables	1,150,294,535	46,153,230	227,017,231	178,674,777	58,102,674	13,600,857	1,673,843,304

Regional information by segment Current assets and liabilities at December 31, 2012	supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other accounts charge you comment	360,516,572	33,329,057	66,128,123	28,921,744	571,164,524	272,846	1,060,332,866
current inventory	586,351,908	—	195,433,976	141,171,004	—	—	922,956,888
Trade accounts payable and other payables	1,311,664,091	57,574,132	228,748,697	230,855,777	59,734,593	13,818,625	1,902,395,915

16.5 Information by country, assets and liabilities

Assets and liabilities by country

At March 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,397,578,772	1,242,741,567	1,416,889,068	869,917,741	1,559,752,975	9,486,880,123
Total liabilities	3,450,601,732	693,554,772	594,930,582	328,079,400	302,746,704	5,369,913,190

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,454,315,307	1,266,718,615	1,397,406,576	895,260,292	1,660,298,803	9,673,999,593
Total liabilities	4,184,663,160	704,020,139	664,303,965	355,619,741	353,180,844	6,261,787,849

Long lived assets by country

At March 31, 2013	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,515,725	6,126,001	—	—	7,280	37,649,006
Trade receivables and other receivables	121,739,701	12,751,692	10,844,351	1,929,032	—	147,264,776
Equity Method investments	42,277,104	206,262	—	730,748	—	43,214,114
Intangible assets other than goodwill	364,093,631	2,509,227	67,175,815	98,077,554	7,249,802	539,106,029
Goodwill	243,217,813	4,286,919	583,767,814	244,560,141	704,728,728	1,780,561,415
Property Plant and Equipment	1,244,459,171	436,907,087	356,403,660	307,720,280	603,854,041	2,949,344,239
Investment Property	1,101,141,720	219,918,368	—	121,858,394	30,568,869	1,473,487,351
Income tax assets, non current	3,401,980	2,772,145	—	—	2,865,329	9,039,454

Long lived assets—Total	3,151,846,845	685,477,701	1,018,191,640	774,876,149	1,349,274,049	6,979,666,384

At December 31, 2012	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	31,802,299	6,458,266	—	—	7,560	38,268,125
Trade receivables and other receivables	118,852,275	11,518,280	9,894,674	2,040,932	—	142,306,161
Equity Method investments	41,346,905	207,360	—	717,843	—	42,272,108
Intangible assets other than goodwill	364,347,068	2,710,169	68,122,032	101,138,070	8,194,626	544,511,965
Goodwill	246,271,648	4,543,137	586,438,275	249,078,613	741,152,021	1,827,483,694
Property Plant and Equipment	1,239,830,418	461,852,383	327,480,746	311,768,451	636,905,832	2,977,837,830
Investment Property	1,076,383,068	233,206,607	—	129,920,885	31,833,229	1,471,343,789
Income tax assets, non current	3,372,209	749,322	—	—	704,003	4,825,534

Long lived assets—Total	3,122,205,890	721,245,524	991,935,727	794,664,794	1,418,797,271	7,048,849,206

16.6 Cash Flow by Segment

Regional information by segment Consolidated Segment Flows at March 31, 2013	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	6,895,466	19,962,456	1,637,238	10,064,975	(28,423,750)	(19,241,226)	(9,104,841)
Net cash flows from (used in) investing activities	(77,477,416)	(17,590,648)	(3,980,123)	(4,515,682)	(14,581,071)	11,456,481	(106,688,459)
Net cash flows from (used in) financing activities	9,794,702	(5,008,790)	(2,318,207)	(21,345,446)	27,678,198	9,118,044	17,918,501

Regional information by segment Consolidated Segment Flows at March 31, 2012	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	10,608,117	34,234,409	1,016,623	(3,233,340)	(9,693,632)	(8,833,219)	24,098,958
Net cash flows from (used in) investing activities	(170,548,791)	(49,409,483)	(8,471,763)	(18,956,995)	(162,428)	(1,224,837)	(248,774,297)
Net cash flows from (used in) financing activities	119,895,773	13,305,861	6,541,680	26,492,784	5,805,016	9,661,984	181,703,098

16.7 Regional Information, including intersegments is as follows:

	For the three month period ended March 31, 2013
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customers
	ThCh$	ThCh$	ThCh$
Supermarkets	1,862,526,984	—	1,862,526,984
Shopping	70,770,409	26,757,816	44,012,593
Home Improvement	281,494,787	2,254,605	279,240,182
Department stores	205,542,139	—	205,542,139
Financial Services	72,512,876	—	72,512,876
Others	4,604,106	—	4,604,106

Total	2,497,451,301	29,012,421	2,468,438,880

	For the three month period ended March 31, 2012
Regional information, by segment	Total segment revenue	Inter-segment revenue	Revenue from external customer
	ThCh$	ThCh$	ThCh$
Supermarkets	1,615,903,175	—	1.615,903,175
Shopping	53,437,810	20,626,151	32,811,659
Home Improvement	261,217,708	1,898,142	259,319,566
Department stores	184,479,856	—	184,479,856
Financial Services	72,450,125	—	72,450,125
Others	3,944,680	—	3,944,680

TOTAL	2,191,433,354	22,524,293	2,168,909,061

Note 17—Restrictions, contingencies, legal proceedings and other matters

•

The subsidiary Cencosud S.A. (Argentina) guaranteed deposits received from concessionaires with rights over real state. The pledged assets are mortgaged real estate assets as of March 31, 2013 and as of December 31, 2012 of ThCh$3,477,721 and ThCh$3,622,226, respectively.

•	The subsidiaries of Cencosud S.A. in Chile are involved in lawsuits and litigation that are pending as of period end. The amounts of these claims are covered by a civil liability insurance policy.

•

A civil lawsuit was filed against the indirectly owned subsidiary GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe in Brazil, which is awaiting an initial court ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by a separate decision issued through a public civil claim, which annulled a bank of hours from May 2007 to April 2009.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, and the absence of sufficient information.

•

A class action suit was also filed against the indirectly owned subsidiary G Barbosa Comercial (Brazil) filed by “The Retail and Service Establishment Employees Union, Paulo Afonso and the Region,” based on the alleged violation of a clause in the Collective Bargaining Agreement that prohibits stores in this region from operating on Sundays after 1:00 pm. The request for payment of fines to the union has been confirmed in the first and second instance rulings and is awaiting decision on an appeal.

There is no evidence that could support a reasonable estimate of the amount in question, given the extreme difficulty of determining the number of employees allegedly affected by the work schedule at that time.

Contingencies and legal proceedings disclosed above are deemed to be of a remote outcome.

Note 18—Stock options

As of March 31, 2013, the Company has a share-based compensation plan for executives of Cencosud S.A. and affiliates. The details of the arrangements are described below:

Agreement	Stock options granted to key executives	Stock options granted to key executives
Nature of the agreement	Incentive plan of permanence—Stock	Incentive plan of performance —Stock
Date issued	1/1/2010	1/1/2010
Shares granted	8,392,143 shares	16,607,857 shares
Exercise price	Ch$1,750	Ch$1,750
Fair value at grant date	Ch$1,766.8	Ch$1,766.8
Expected term (in years)	3.3	3.3
Condition to stock options

a) As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad, as the case may be, without any interruption in his or her employment relationship.

b) From the date of signing of the employment contract and until the grant date of shares, the Executive has not committed any serious breach of his or her employment duties, as determined at the Company’s sole discretion.

		The grant of these shares is subject to the condition precedent that EBITDA for the year ended December 31, 2012 (defined as the consolidated net income of Cencosud S.A. plus financial interest, depreciation, amortization and income taxes, excluding the variation of adjustment unit and change by revaluation of investment properties) increases 100% or more based on EBITDA for the year ended December 31, 2009 (equivalent to ThCh$ 403,210,000). EBITDA is calculated based only on the businesses that the Company has or operates as of signing date of the employment contract and excludes any acquisition (such as purchase, merger, or other similar transaction) made by the Company. The board has approved a change to the performance incentive plan, as described below.

Payment	Cash	Cash
Data entry options pricing model used for stock options granted during the period weighted average price of shares used	Ch$1,766.8	Ch$1,766.8
Exercise price	Ch$1,750	Ch$1,750
Expected volatility	16.0%	16.0%
Expected term (in years)	3.3	3.3
Risk free interest	4.7%	4.7%
Expected dividends	0%	0%
Anticipated % of executives leaving the plan (granted date)	10%	10%
Fair value of the instrument at grant date	Ch$331.87	Ch$331.87

	Numbers of shares
Stock options granted to key executives	March31, 2013	December 31, 2012
1) Outstanding as of the beginning of the period	18,443,792	22,717,830
2) Granted during the period	3,721,439	303,250
3) Forfeited during the period	(233,429)	(4,577,288)
4) Exercised during the period	—	—
5) Expired at the end of the period	—	—
6) Outstanding at the end of the period	21,931,802	18,443,792
7) Vested and expected to vest at the end of the period	21,931,802	18,443,792
8) Eligible for exercise at the end of the period	244	250

Stock options-Impact on Statement of Income by fucntion for the nine-month periods ended March 31, 2012 and 2013:

	2013	2012
	ThCh$	ThCh$
Impact on the Statement of Income by function	784,795	574,391

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purposes.

The number of options exercised as of April 22,2013 is 21,931,802.

A new compensation plan proposal based on options to purchase shares was presented to the board of Directors. This proposal is expected to be approved during the first quarter of 2013. The shares that will be used for this new plan are shares reserved for incentive programs for executives coming from the capital increases approved by the Shareholders Meeting dated April 29, 2011 and November 20, 2012

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

Note 19—Subsequent events

Issuance of Shares:

On April 24, 2013 the Supreme Court of Chile ruled on the ongoing class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Protection Agency, or “SERNAC”), against the company “Cencosud Administradora de Tarjetas SA”, filed in December 2006.

The non-appealable final judgment requires the company to reimburse cardholders for excess maintenance fees charged since 2006 plus inflation adjustment and interest.

Cencosud has begun the process of quantifying the final amount which preliminary amounts to ThCh$20,000,000. This estimation should be ratified by the Supreme Court of Chile after subsequent filings for interpretation; rectification and amendment are addressed by the court. The preliminary estimated amount is shown in Note 13 “Provisions and other liabilities”.

The financial statements as of and for the year ended December 31, 2012 presented in the Form 20-F differ from the local financial statements as of and for the year ended December 31, 2012 published in Chile on March 1, 2013, and furnished to the SEC on Form 6K on March 5, 2013, due to the inclusion in the Form F-20 of a Ch$ 20,000 million lawsuit provision related to the April 24, 2013 ruling from the Chilean Supreme Court on the class action suit filed by the Servicio Nacional del Consumidor (the National Consumer Service) against Cencosud Administradora de Tarjetas S.A. (“CAT”).

In the Ordinary Shareholders meeting, held on April 26, 2013 the shareholders agreed to pay a minimum mandatory final dividend charged to 2012 results of $ 20.59906 per share, amounting to a total of ThCh$ 58,269,234.

Between the date of issuance of these consolidated financial statements and the date at which the consolidated financial statements were available to be issued, there are no other events that may significantly affect the consolidated financial statements.